Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form N-1A of HCM Defender 100 Index ETF and HCM Defender 500 Index ETF, each a series of Northern Lights Fund Trust III, of our report dated August 28, 2025, relating to the financial statements and financial highlights of HCM Defender 100 Index ETF and HCM Defender 500 Index ETF, appearing in the Form N-CSR for the year ended June 30, 2025, which are part of such Registration Statement.

We also consent to the references to our firm under the captions “Financial Highlights”, “Fund Service Providers”, “Policies and Procedures for Disclosure of Portfolio Holdings”, and “Independent Registered Public Accounting Firm” in such Registration Statement.

/s/ RSM US LLP

Denver, Colorado

October 27, 2025